July 27, 2012

Company Name: Hitachi Metals, Ltd.
Name of Representative: Hiroyuki Fujii, President and Chief Executive Officer
(Code: 5486; First Section of the Tokyo Stock Exchange and the Osaka Securities Exchange)
Contact: Kazutsugu Kamatani,
Division Head, Corporate Communications
(+81-3-5765-4075)

Company Name: Hitachi Tool Engineering, Ltd.
Name of Representative: Hirokazu Tanaka, President and Representative Director
(Code: 5963; First Section of the Tokyo Stock Exchange and the Osaka Securities Exchange)
Contact: Toru Yamaguchi,
Director, Corporate Administration
(+81-3-6858-2201)

Hitachi Metals, Ltd. to Make Hitachi Tool Engineering, Ltd.

a Wholly Owned Subsidiary through a Share Exchange

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgments.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in the open market or privately negotiated purchases.

We hereby announce that Hitachi Metals, Ltd. (head office: Minato-ku, Tokyo, President: Hiroyuki Fujii. Hereafter, “Hitachi Metals”), and Hitachi Tool Engineering, Ltd. (head office: Minato-ku, Tokyo, President: Hirokazu Tanaka. Hereafter, “Hitachi Tool”), resolved, at their respective Board of Directors Meetings held on July 27, 2012, to implement a share exchange (hereafter, the “Share Exchange”) pursuant to a share exchange agreement entered into by Hitachi Metals and Hitachi Tool today (hereafter, the “Share Exchange Agreement”), under which Hitachi Metals will become a parent company holding 100% ownership of Hitachi Tool and Hitachi Tool will become a wholly owned subsidiary of Hitachi Metals.

The Share Exchange for Hitachi Metals is scheduled to be implemented pursuant to a short-form share exchange procedure provided in Article 796, Paragraph 3, of the Companies Act for which approval at Hitachi Metals’ General Meeting of Shareholders is not required. Moreover, the Share Exchange for Hitachi Tool is scheduled to become effective as of November 1, 2012, subject to the approval of the Share Exchange Agreement at Hitachi Tool’s Extraordinary General Meeting of Shareholders scheduled to be held on September 26, 2012.

Prior to the effective date of the Share Exchange (scheduled for November 1, 2012), the stock of Hitachi Tool will be delisted on October 29, 2012 (the last trading date will be October 26, 2012), from the Tokyo Stock Exchange Group, Inc. (hereafter, “Tokyo Stock Exchange”) and the Osaka Securities Exchange Co., Ltd. (hereafter, “Osaka Securities Exchange.”).

1.	Purpose of the Share Exchange

Since its foundation, Hitachi Metals has pursued continuous contributions to society and growth by offering originality-focused products through the practice of “quality-based management” under the management philosophy of “contributing to society by creating ‘the best possible company’”. Hitachi Metals has three business segments with respective core technologies for each in the high-functional materials field: High-grade metal products and materials (specialty steels, rolls, soft magnetic materials and cutting tools), Electronics and IT devices (magnets, and IT equipment components) and High-grade functional components and equipment (casting components for automobiles, piping components and construction components). Taking advantage of such core technologies, Hitachi Metals engages in global business development in the areas of automobiles, electronics and industrial infrastructure. Given increasing initiatives toward the realization of a low-carbon society in various countries and regions worldwide, Hitachi Metals focuses its management resources on environment-friendly products to accelerate the development of these products and launch them in the market. At the same time, it strives to reinforce its business structure in the pursuit of sustainable growth.

Hitachi Tool has offered the latest tools to enable high-accuracy, high-efficiency, high-speed machining with development technology as its foundation and the management principle of contributing to customers and to society. Hitachi Metals currently holds 51.37% (including indirect holdings) of Hitachi Tool’s outstanding shares and has already made Hitachi Tool a consolidated subsidiary. Both companies keep close cooperative relations in terms of R&D and marketing and endeavor to raise group-wide corporate value through the provision of high-quality products and services by mutually utilizing their respective management resources in an effective manner.

However, the external environment has changed rapidly in recent years and competition is expected to intensify in the market domains where both companies operate their business activities. At present, Hitachi Metals engages in the molds and tool steels business, whereas Hitachi Tool is in the cemented carbide tools business. Both companies have reached a common recognition that, to ensure the sustainable corporate growth of both companies, each needs to establish its own global structure and strengthen new product development and sales capabilities by mutually drawing on their respective management resources for all processes from product development to sales.

Based on the above recognition, Hitachi Metals and Hitachi Tool judged that, to ensure future business growth and increase the corporate value of the Hitachi Metals Group, it would be best for them to pursue synergies via the effective utilization of their respective management resources in the tool steels and mold materials business of Hitachi Metals and of the tools and surface treatment business of Hitachi Tool, by way of Hitachi Metals making Hitachi Tool a wholly owned subsidiary thereof.

In concrete terms, the anticipated synergies are as follows:

1)	In the molds and tool steels business of Hitachi Metals and the cemented carbide tools business of Hitachi Tool, we will seek to provide total solutions ranging from material development to processing, which are desired by the market;

2)	In terms of production and marketing, Hitachi Tool plans to further expand its global sales in the cemented carbide tools business and adapt its responses to the extending customer base by drawing on Hitachi Metals’ global network. Hitachi Metals, in turn, plans to expand its customer base for high-grade specialty metals including tool steels by utilizing Hitachi Tool’s sales network;

3)	Both companies seek to speed up lead time from the development of environment-friendly products to the launch of such products in the market through the fusion of the technologies from both companies;

4)	In the difficult-to-cut materials aviation and energy industries, in which Hitachi Metals anticipates new business opportunities and future growth and is focusing its efforts, sales expansion of Hitachi Tool’s high-performance tools can be expected;

5)	The Hitachi Metals Group can take more flexible group-wide actions in its capital policy to meet any fund requirements in case of the need for larger investments by making Hitachi Tool a wholly owned subsidiary of Hitachi Metals; and

6)	Hitachi Metals can anticipate not only sales expansion for its products but also an increase in the corporate value of the entire Group.

Hitachi Metals intends to respect the autonomy of Hitachi Tool after making it a wholly owned subsidiary so that Hitachi Tool can fully take advantage of its business characteristics, as well as the excellent features of its operation and systems.

2.	Outline of the Share Exchange

(1)	Schedule for the Share Exchange

Board of Directors Meeting to Approve the Share Exchange Agreement (both Hitachi Metals and Hitachi Tool)	Friday, July 27, 2012

Execution of the Share Exchange Agreement (both Hitachi Metals and Hitachi Tool)	Friday, July 27, 2012

Date of Public Notice of Record Date for the Extraordinary General Meeting of Shareholders (Hitachi Tool)	Monday, July 30, 2012 (Tentative)

Record Date for the Extraordinary General Shareholders’ Meeting (Hitachi Tool)	Tuesday, August 14, 2012 (Tentative)

Extraordinary General Meeting for Shareholders (Hitachi Tool)	Wednesday, September 26, 2012 (Tentative)

Last Trading Day (Hitachi Tool)	Friday, October 26, 2012 (Tentative)

Date of Delisting (Hitachi Tool)	Monday, October 29, 2012 (Tentative)

Scheduled Date of the Share Exchange (Effective Date)	Thursday, November 1, 2012 (Tentative)

Notes:	1.	Pursuant to the provision of Article 796, Paragraph 3, of the Companies Act, Hitachi Metals intends to implement the Share Exchange without obtaining approval at the General Meeting of Shareholders.
	2.	The scheduled date of the Share Exchange (Effective date) may be changed upon agreement between Hitachi Metals and Hitachi Tool.

(2)	Method of the Share Exchange

Hitachi Metals will become a parent company holding 100% ownership of Hitachi Tool and Hitachi Tool will become the wholly owned subsidiary of Hitachi Metals. Pursuant to the short-form share exchange procedure provided in Article 796, Paragraph 3, of the Companies Act, Hitachi Metals intends to implement the Share Exchange without obtaining approval at the General Meeting of Shareholders. Hitachi Tool intends to implement the Share Exchange upon obtaining the approval regarding the Share Exchange Agreement by resolution of the Extraordinary General Meeting of Shareholders scheduled to be held on September 26, 2012.

(3)	Content of Allotment with Respect to the Share Exchange

Company Name	Hitachi Metals, Ltd. (wholly owning parent company in share exchange)	Hitachi Tool Engineering, Ltd. (wholly owned subsidiary in share exchange)
Allotment with Respect to the Share Exchange	1	1.00

Notes:	1. Allotment ratio of shares

1.00 shares of Hitachi Metals will be delivered by allotment for each one (1) share of Hitachi Tool. However, shares will not be allotted through the Share Exchange for 14,033,173 shares of Hitachi Tool held by Hitachi Metals.

2.      Number of shares to be delivered under the Share Exchange

Hitachi Metals will deliver its 13,423,947 shares by allotment under the Share Exchange. Treasury stock held by Hitachi Metals (14,112,470 shares as of June 30, 2012) is intended to be used for the allotment of shares to be delivered through the Share Exchange, and Hitachi Metals will not issue new shares. Hitachi Tool will, pursuant to a resolution at a Board of Directors Meeting to be held at least one day prior to the effective date, cancel all the shares of treasury stock (57,682 shares as of June 30, 2012) (including shares of treasury stock to be acquired by the buyback of shares in relation to the demand for the buyback, which may be exercised regarding the Share Exchange from certain Hitachi Tool shareholders in accordance with Article 785, Paragraph 1, of the Companies Act) that it will hold at a time just before the Share Exchange comes into effect (hereafter, the “Base Time”), at the Base Time. The aggregate number of shares to be delivered by allotment under the Share Exchange may be amended due to acquisition or cancellation of treasury stock by Hitachi Tool or any other reason.

3.      Handling of shares representing less than one unit

As a result of the Share Exchange, some shareholders of Hitachi Tool who will hold Hitachi Metals’ shares representing less than one unit of Hitachi Metals’ stock (i.e., less than 1,000 shares) (Approximately 70% of the 5,612 shareholders of Hitachi Tool as of June 30, 2012, are expected to hold only such shares representing less than one unit of Hitachi Metals.) may take advantage of the programs described below. Meanwhile, it will not be possible to sell such shares representing less than one unit in the financial instruments exchange markets.

1)       Buyback of shares representing less than one unit (sale of shares representing less than one thousand (1,000) shares)

Pursuant to Article 192, Paragraph 1, of the Companies Act, shareholders holding shares representing less than one unit of Hitachi Metals’ stock may demand that Hitachi Metals buy back such shares; and

2)       Additional purchase relating to shares representing less than one unit (additional purchase to make a whole unit of one thousand (1,000) shares).

Pursuant to Article 194, Paragraph 1, of the Companies Act and the relevant provisions of the Articles of Incorporation of Hitachi Metals, shareholders holding shares representing less than one unit of Hitachi Metals’ stock may demand that Hitachi Metals sell to them the number of shares that, when added to such shareholders’ shares representing less than one unit, will equal to a unit of one thousand (1,000) shares.

(4)	Handling of Subscription Rights to Shares and Bonds with Subscription Rights to Shares

Hitachi Tool has not issued any subscription rights to shares or bonds with subscription rights to shares.

3.	Calculation Basis, etc., Concerning Allotment under the Share Exchange

(1)	Calculation Basis

To ensure the fairness of the share exchange rate for the Share Exchange, each of the parties decided to request a separate independent third-party valuation institution to calculate a share exchange rate. For this purpose, Hitachi Metals appointed Daiwa Securities Co. Ltd. (hereafter, “Daiwa Securities”) and Hitachi Tool appointed Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (hereafter, “Mitsubishi UFJ Morgan Stanley Securities”).

Daiwa Securities determined that the value of Hitachi Metals’ and Hitachi Tool’s stock should be analyzed using the market price analysis based on the fact that the stock of both companies is listed on the financial instruments exchange market and that the market price of Hitachi Metals’ and Hitachi Tool’s stock is readily available. (Daiwa Securities designated July 26, 2012, as the calculation base date and utilized the average closing prices for the one (1), three (3) and six (6) month(s) periods prior to the calculation base date, of Hitachi Metals’ stock on the First Section of the Tokyo Stock Exchange and of Hitachi Tool’s stock on the First Section of the Tokyo Stock Exchange.) In addition, Daiwa Securities utilized the discounted cash flow (“DCF”) analysis to calculate the value of Hitachi Metals’ stock to reflect the status of future business activities.

The chart below indicates the valuation ranges estimated by each method in the event that the value per share of Hitachi Metals’ stock is set as one (1).

Approach Adopted	Valuation Ranges of Share Exchange Rate
Market Price Analysis	0.81 ~ 0.84
DCF Analysis	0.82 ~ 1.02

In calculating the above share exchange rates, Daiwa Securities relied on the information provided by both companies and publicly available information, assuming that such information was accurate and complete without independent verification of the accuracy or completeness of such information. Daiwa Securities neither conducted an independent evaluation, appraisal or assessment including any evaluation or analysis of each asset or liability nor requested a third-party institution to value or appraise the assets or liabilities (including off-balance sheet assets and liabilities and other contingent liabilities) of either company or their subsidiaries and affiliates. In addition, it is presumed that the business plans and the financial forecast obtained from both companies have been reasonably prepared with appropriate means based on the best currently available forecast and judgment of the management of both companies.

Meanwhile, Mitsubishi UFJ Morgan Stanley Securities determined that the value of Hitachi Metals’ and Hitachi Tool’s stocks should be analyzed using the market price analysis based on the fact that the stocks of both companies are listed on the financial instruments exchange market and that the market price of Hitachi Metals’ and Hitachi Tool’s stock is readily available. (Mitsubishi UFJ Morgan Stanley Securities designated July 25, 2012, as the calculation base date and utilized the closing price on the calculation base date, as well as the average closing prices on the respective trading days just one (1) week, one (1), three (3) and six (6) month(s) before the calculation base date, of Hitachi Metals’ stock on the First Section of the Tokyo Stock Exchange and of Hitachi Tool’s stock on the First Section of the Tokyo Stock Exchange.) Mitsubishi UFJ Morgan Stanley Securities also utilized the comparable peer company analysis because there were several listed companies comparable with Hitachi Metals and Hitachi Tool, of which each share value could be determined by analogy through a comparative analysis of peer companies. In addition, Mitsubishi UFJ Morgan Stanley Securities utilized the DCF analysis to calculate the value of Hitachi Metals’ and Hitachi Tool’s stock to reflect the status of future business activities.

The chart below indicates the valuation ranges estimated by each method in the event that the value per share of Hitachi Metals’ stock is set as one (1).

Approach Adopted	Valuation Ranges of Share Exchange Rate
Market Price Analysis	0.84 ~ 0.89
Comparable Peer Company Analysis	0.74 ~ 1.00
DCF Analysis	0.85 ~ 1.20

In calculating the above share exchange rates, Mitsubishi UFJ Morgan Stanley Securities relied on the information provided by both companies and publicly available information, assuming that such information was accurate and complete without independent verification of the accuracy or completeness of such information. Mitsubishi UFJ Morgan Stanley Securities did not conduct an independent evaluation or assessment, and did not request a third-party institution to value or appraise the assets or liabilities (including off-balance sheet assets and liabilities and other contingent liabilities) of either company or their affiliates. In addition, it is presumed that information on the financial forecast obtained from both companies has been reasonably prepared based on the best currently available forecast and judgment of the management of both companies. The calculation of the share exchange rate results provided by Mitsubishi UFJ Morgan Stanley Securities reflects the aforementioned information that was available as of July 25, 2012.

In the respective profit plans provided by Hitachi Metals to Daiwa Securities and Mitsubishi UFJ Morgan Stanley Securities as basic materials for use in the valuation via the DCF analysis, there were no fiscal years in which profit is expected to increase or decrease considerably.

To the contrary, in the profit plans provided by Hitachi Tool to Daiwa Securities and Mitsubishi UFJ Morgan Stanley Securities as basic materials for use in the valuation via the DCF analysis, a considerable increase in revenues and the accompanying profit increase are expected for the fiscal year ending March 2014. This forecast is based on Hitachi Tool’s consideration that its operating results will likely improve due to appropriate countermeasures such as the shift to production overseas to cope with yen appreciation and further cost reduction in addition to an increase in earnings through measures such as sales expansion in the emerging nations and the launch of new products in the molds and difficult-to-cut materials fields although a tough external environment is expected to continue in view of the global economic downturn due to financial concerns in Europe and a further rapid appreciation of the yen.

(2)	Calculation Background

Hitachi Metals and Hitachi Tool engaged in serious negotiations and discussions based on the calculation results and advice regarding the share exchange rate, which was provided by the above third-party valuation institutions, and bearing in mind their respective financial conditions, performance trends and stock price movements, etc. As a result, Hitachi Metals and Hitachi Tool determined that the share exchange rate (hereafter, the “Share Exchange Rate”) set forth in 2. (3) above was reasonable and advantageous to the shareholders of both companies, and decided to implement the Share Exchange pursuant to the Share Exchange Rate at the respective Board of Directors Meeting held on July 27, 2012. On the same date, Hitachi Metals and Hitachi Tool subsequently entered into the Share Exchange Agreement.

(3)	Relationships with the Valuation Institutions

Daiwa Securities, which is the financial advisor (third-party valuation institution) of Hitachi Metals, is not a related party of Hitachi Metals or Hitachi Tool and does not have a material interest that needs to be disclosed in connection with the Share Exchange.

Mitsubishi UFJ Morgan Stanley Securities which is the financial advisor (third-party valuation institution) of Hitachi Tool, is not a related party of Hitachi Metals or Hitachi Tool and does not have a material interest that needs to be disclosed in connection with the Share Exchange.

(4)	Expectation of Delisting and the Reason Therefore

Upon the Share Exchange, Hitachi Metals will become a parent company holding 100% ownership of Hitachi Tool and Hitachi Tool will become a wholly owned subsidiary of Hitachi Metal as of November 1, 2012, the effective date, and Hitachi Tool’s stock is scheduled to be delisted on October 29, 2012, in accordance with the delisting standards of the Tokyo Stock Exchange and the Osaka Securities Exchange.

Hitachi Metals’ shares to be allotted under the Share Exchange to some current shareholders of Hitachi Tool will be listed on the Tokyo Stock Exchange and the Osaka Securities Exchange even after the delisting of Hitachi Tool’s shares. Accordingly, we expect that shareholders who hold 1,000 or more Hitachi Tool shares and will receive an allotment of 1,000 or more shares of Hitachi Metals shares (1,000 shares = one unit of Hitachi Metals’ stock) as a result of the Share Exchange will still be able to trade their units of shares on the Tokyo Stock Exchange and the Osaka Securities Exchange after the effective date of the Share Exchange and the liquidity of their stock will be ensured.

Meanwhile, less than 1,000 Hitachi Metals’ shares (1,000 shares = one unit of Hitachi Metals’ stock) will be allotted to shareholders who hold less than 1,000 Hitachi Tool shares. Shareholders receiving an allotment of less than one thousand (1,000) shares of Hitachi Metals’ stock will not be able to trade their shares representing less than one unit in the financial instruments exchange market, but will be entitled to use the buyback or additional purchase program for Hitachi Metals’ shares representing less than one unit. For the details of these programs, please refer to 2. (3) Note 3 “Handling of shares representing less than one unit.”

(5)	Measures to Ensure Fairness

In reviewing the Share Exchange, as Hitachi Metals already holds 51.37% (including indirect holdings) of Hitachi Tool’s outstanding shares, Hitachi Metals requested that Daiwa Securities, a third-party valuation institution, calculate the share exchange rate for implementation of the Share Exchange as stated in 3. (1) above from the viewpoint of ensuring the fairness of the share exchange rate for the Share Exchange. Hitachi Metals subsequently conducted thorough negotiation and discussion with Hitachi Tool as to the share exchange rate based on such calculation results, and resolved, at the Board of Directors Meeting held on July 27, 2012, to implement the Share Exchange pursuant to the Share Exchange Rate.

Meanwhile, Hitachi Tool requested that Mitsubishi UFJ Morgan Stanley Securities, a third-party valuation institution, calculate the share exchange rate for implementation of the Share Exchange as stated in 3. (1) above from the viewpoint of ensuring the fairness of the share exchange rate for the Share Exchange. Hitachi Tool subsequently conducted thorough negotiation and discussion with Hitachi Metals as to the share exchange rate based on such calculation results, and resolved, at the Board of Directors Meeting held on July 27, 2012, to implement the Share Exchange pursuant to the Share Exchange Rate.

Furthermore, neither Hitachi Metals nor Hitachi Tool received an opinion as to the fairness of the Share Exchange Rate, the so-called fairness opinion, from its third-party valuation institution.

In addition, Hitachi Metals has retained Mori Hamada & Matsumoto as its legal advisor and Hitachi Tool has retained Atsumi & Sakai as its legal advisor for the Share Exchange and each company has been advised from a legal perspective.

(6)	Measures to Avoid Conflicts of Interest

As Hitachi Tool is a consolidated subsidiary of Hitachi Metals, the following measures have been taken to avoid conflicts of interest.

Of the six Directors of Hitachi Tool, Akitoshi Hiraki, who concurrently serves as an Operating Officer (Managing Director) of Hitachi Metals, neither participated in the discussion and resolution regarding the Share Exchange at the Board of Directors Meetings of Hitachi Tool nor participated in the consultations and negotiations with Hitachi Metals regarding the Share Exchange from the viewpoint of ensuring the fairness of decision making and avoiding conflicts of interest at Hitachi Tool. At the Board of Directors Meeting held on July 27, 2012, all the Directors of Hitachi Tool excluding Mr. Hiraki attended and unanimously approved and resolved to enter into the Share Exchange Agreement.

In addition, of the three Corporate Auditors of Hitachi Tool, Hironori Nakanishi, who concurrently serves as an Operating Officer (Managing Director) of Hitachi Metals, did not attend the Board of Directors Meetings at which relevant discussions took place and the resolution was adopted for the Share Exchange in order to avoid conflicts of interest. However, all the Corporate Auditors other than Hironori Nakanishi attended the Board of Directors Meeting of Hitachi Tool held July 27, 2012 with regard to the Share Exchange and expressed their view to the effect that they had no objection to Hitachi Tool’s conclusion of the Share Exchange Agreement with Hitachi Metals.

Furthermore, Hitachi Tool requested that Tadao Tsuya, an outside Corporate Auditor of Hitachi Tool who has no interest in Hitachi Metals being a controlling shareholder for Hitachi Tool and having been designated as an independent auditor with the Tokyo Stock Exchange and the Osaka Securities Exchange, examine whether Hitachi Tool’s decision on the Share Exchange would be disadvantageous to minority shareholders of Hitachi Tool in accordance with the rules stipulated by the Tokyo Stock Exchange and the Osaka Securities Exchange. Consequently, Hitachi Tool obtained his opinion written to the Board of Directors (the “Opinion in Writing”) as of July 27, 2012, that Hitachi Tool’s decision on the Share Exchange would not be disadvantageous to minority shareholders of Hitachi Tool after his comprehensive examination of various factors such as the purpose of the Share Exchange, the procedures for negotiations related to the Share Exchange, the fairness of the share exchange rate and the improvement of Hitachi Tool’s corporate value.

Hitachi Tool has been given legal advice from Atsumi & Sakai, its legal advisor, with regard to the method of adopting the resolution at the Board of Directors Meeting of Hitachi Tool, as well as other measures to avoid conflicts of interest.

4.	Company Profile of the Parties to the Share Exchange

		Wholly Owning Parent Company in Share Exchange		Wholly Owned Subsidiary in Share Exchange
(1)	Company Name	Hitachi Metals, Ltd.		Hitachi Tool Engineering, Ltd.

(2)	Location	2-1, Shibaura 1-chome, Minato-ku, Tokyo		2-1, Shibaura 1-chome, Minato-ku, Tokyo

(3)	Name and Title of Representative	Hiroyuki Fujii, President and Chief Executive Officer		Hirokazu Tanaka, President and Representative Director

(4)	Line of Business	Manufacturing and sales of high-grade metal products and materials, electronics and IT devices and high-grade functional components		Manufacturing and sales of chips, cutting tools, wear-resistant products, tools for urban development and various machine tools made of specialty steels, carbide alloys, etc.

(5)	Capital	¥26,284 million		¥1,455 million

(6)	Date of Establishment	April 10, 1956		September 23, 1933

(7)	Number of Outstanding Shares	366,557,889 shares		27,514,802 shares

(8)	Fiscal Year-End	End of March		End of March

(9)	Number of Employees	18,056 (consolidated)		725 (non-consolidated)

(10)	Major Customers	Nissan Motor Co., Ltd. Mitsubishi Electric Corporation		Naito & Co., Ltd.

(11)	Main Financial Banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Corporate Bank, Ltd. Mitsubishi UFJ Trust and Banking Corporation		The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Corporate Bank, Ltd. Mitsubishi UFJ Trust and Banking Corporation

(12)	Major Shareholders and Shareholding Ratio	Hitachi, Ltd.	52.80%	Hitachi Metals, Ltd. UNION TOOL CO.	51.00% 7.32%

(13)	Relationship between the Parties

	Capital Relationship	Hitachi Metals holds 14,134,673 Hitachi Tool shares (including 101,500 shares held indirectly), which corresponds to 51.37% of the outstanding shares of Hitachi Tool (27,514,802 shares).

Personnel Relationship

A corporate officer of Hitachi Metals concurrently serves as as a Director of Hitachi Tool.

A corporate officer of Hitachi Metals concurrently serves as a Corporate Auditor of Hitachi Tool.

Several employees are temporarily transferred between Hitachi Metals and Hitachi Tool.

Transactional Relationship

Hitachi Metals purchases Hitachi Tool’s products, whereas Hitachi Tool purchases raw materials, etc. from Hitachi Metals.

In addition, funding transactions are conducted between the parties on the Cash Pool System Agreement.

	Situation regarding Related Parties	Hitachi Tool is a related party of Hitachi Metals because Hitachi Tool is a consolidated subsidiary of Hitachi Metals.

(14)	Business Performance and Financial Position of the Parties for the Last Three (3) Years

	Hitachi Metals, Ltd. (consolidated)			Hitachi Tool Engineering, Ltd. (consolidated)
Fiscal Year Ended	March 2010	March 2011	March 2012	March 2010	March 2011	March 2012
Consolidated Net Assets	212,783	228,010	240,395	21,850	22,945	23,864
Consolidated Total Assets	517,984	529,869	579,862	26,937	29,331	30,550
Consolidated Net Assets per Share (Yen)	548.76	591.51	625.04	795.78	835.67	869.15
Consolidated Sales	431,683	520,186	556,914	13,362	16,140	17,113
Consolidated Operating Income	13,349	43,143	44,867	840	2,541	2,768
Consolidated Ordinary Income	10,033	37,591	44,288	538	2,404	2,634
Consolidated Net Income	1,937	22,204	17,886	232	1,612	1,520
Consolidated Net Income per Share (Yen)	5.50	63.00	50.75	8.48	58.75	55.37
Dividend per Share (Yen)	12.00	12.00	12.00	14.00	14.00	20.00

Notes:  1. As of March 31, 2012 unless otherwise specified.

    2. All amounts are in Millions of yen unless otherwise specified.

5.	Hitachi Metals’ Profile after the Share Exchange

Wholly Owning Parent Company in Share Exchange
(1)	Company Name	Hitachi Metals, Ltd.

(2)	Location	2-1, Shibaura 1-chome, Minato-ku, Tokyo

(3)	Name and Title of Representative	Hiroyuki Fujii, President and Chief Executive Officer

(4)	Line of Business	Manufacturing and sales of high-grade metal products and materials, electronics and IT devices and high-grade functional components

(5)	Capital	¥26,284 million

(6)	Fiscal Year-End	End of March

(7)	Net Assets	Not fixed at this time

(8)	Total Assets	Not fixed at this time

6.	Outline of Accounting Procedures

The Share Exchange is expected to be a transaction under common control, etc.

7.	Forecasts

As Hitachi Tool is a consolidated subsidiary of Hitachi Metals, the impact of the Share Exchange on the business performance of both Hitachi Metals and Hitachi Tool is expected to be minor.

8.	Transaction with the Controlling Shareholders

As Hitachi Metals holds 51.37% (including indirect holdings) of Hitachi Tool’s outstanding shares, the Share Exchange is a related party transaction with the Controlling Shareholder for Hitachi Tool.

In its Corporate Governance Report disclosed on July 12, 2012, Hitachi Tool noted that “Hitachi Tool’s basic policy is to perform business transactions with any Hitachi Metals Group companies based on fair market prices” as part of the “Guideline for the Policies for the Protection of Minority Shareholders in Cases of Transactions with the Controlling Shareholder.”

Hitachi Tool is not in a situation where the parent company, Hitachi Metals, or any of its group companies, hinders Hitachi Tool’s self-governing business operations, thereby ensuring its independence to a certain degree.

As for the Share Exchange, several measures to ensure the fairness of the share exchange rate have been taken as stated in 3. (5) and the measures to avoid conflicts of interest have been also taken as stated in 3. (6) above. For example, a Director, Akitoshi Hiraki, who concurrently serves as an Operating Officer (Managing Director) of Hitachi Metals, neither attended the Board of Directors Meetings of Hitachi Tool, at which discussion was made and resolution was adopted regarding the Share Exchange, nor participated in the consultations and negotiations with Hitachi Metals regarding the Share Exchange. A Corporate Auditor, Hironori Nakanishi, who concurrently serves as an Operating Officer (Managing Director) of Hitachi Metals, did not attend the Board of Directors Meetings at which relevant discussions took place and the resolution was adopted for the Share Exchange Rate and the conclusion of the Share Exchange Agreement from the viewpoint of avoiding conflicts of interest at Hitachi Tool.

Furthermore, in reviewing the Share Exchange, Hitachi Tool obtained an Opinion in Writing as of July 27, 2012, from Tadao Tsuya, an Outside Corporate Auditor of Hitachi Tool who has no interest in Hitachi Metals being a controlling shareholder for Hitachi Tool and having been designated as independent auditor with the Tokyo Stock Exchange and the Osaka Securities Exchange, that Hitachi Tool’s decision on the Share Exchange would not be disadvantageous to minority shareholders of Hitachi Tool after his comprehensive examination of various factors such as the purpose of the Share Exchange, the procedures for negotiation relative to the Share Exchange, the fairness of the share exchange rate for the Share Exchange and the improvement of Hitachi Tool’s corporate value.

As a result of the aforementioned steps, Hitachi Tool believes that the Share Exchange is compliant with the Guideline for the Policies for the Protection of Minority Shareholders in Cases of Transactions with the Controlling Shareholder, which stipulates Hitachi Tool’s basic policy of performing business transactions based on fair market prices.

End of document

(Reference) Forecast of Consolidated Business Performance for the Current Fiscal Year and Consolidated Business Performance for the Previous Fiscal Year

Hitachi Metals (Forecast of consolidated business performance for the current fiscal year announced on April 25, 2012)

				(Millions of yen)
	Consolidated Net Sales	Consolidated Operating Income	Consolidated Ordinary Income	Consolidated Net Income
Business Performance Forecast for the Fiscal Year Ending March 31, 2013	590,000	50,000	45,500	28,500
Business Performance for the Fiscal Year Ended March 31, 2012	556,914	44,867	44,288	17,886

Hitachi Tool (Forecast of consolidated business performance for the current fiscal year announced on April 24, 2012)

				(Millions of yen)
	Consolidated Net Sales	Consolidated Operating Income	Consolidated Ordinary Income	Consolidated Net Income
Business Performance Forecast for the Fiscal Year Ending March 31, 2013	17,000	2,420	2,180	1,460
Business Performance for the Fiscal Year Ended March 31, 2012	17,113	2,768	2,634	1,520